Exhibit 99.1

Nano Labs Launches Second-Generation V Series with 5x Power Efficiency Boost

HANGZHOU, China, November 22, 2024 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced that it has launched its second-generation V Series products. Powered by the advanced Cuckoo 3.0 chips, such new generation series consisting of V2, V2H and V2X models sets new benchmarks for performance and energy efficiency in the crypto mining industry.

The V2H and V2X models deliver nearly four times the computing power of their first-generation counterparts. With such an improvement in overall power efficiency, the V2 Series solidifies its position as one of the most efficient mining solutions on the market.

Beyond its exceptional performance, the V2 Series boasts upgraded hardware configurations, enhanced heat dissipation systems and greater resistance to high temperatures. These advancements ensure more stable and efficient operation, offering users reliable and cost-effective mining solutions designed for long-term performance.

Continuing a Legacy of Innovation in Digital Mining Solutions

Nano Labs has engaged in crypto mining chip design and solutions since 2022, when it launched the B1L product featuring the Darkbird 1.0 chip for BTC mining. This innovation was followed by the introduction of the first-generation V1 Series, powered by the Cuckoo 2.0 chip for ETH mining. The V1 lineup, which included models such as the V1, V1mini, X1, and V1H, earned widespread acclaim for their competitive advantages and robust reliability within the industry.

Building on this legacy, the launch of the second-generation V Series underscores Nano Labs’ commitment to advancing cutting-edge technologies and addressing the evolving demands of the crypto mining market.

Nano Labs remains dedicated to enhancing its R&D capabilities and exploring new opportunities in the Web3.0 space. With a clear focus on innovation and market expansion, the Company aims to deliver next-generation solutions that redefine industry standards and empower the digital economy.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com